SECURITIES AND EXCHANGE COMMISSION
	 Washington, D.C.  20549
	 Schedule 13G

Under the Securities Exchange Act of 1934
       (Amendment No.  6 )*

	    BRUNSWICK CORPORATION
		(Name of Issuer)

	    Common Stock
	    (Title of Class of Securities)

	    117043109
	  (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    (Continued on following page(s))
     Page 1 of 7 Pages

CUSIP NO.    117043109

	   13G

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankmont Financial Corp. (Previously updated by Harris Bankcorp, Inc. on behalf of Bankmont Financial Corp.)
   51-0275712

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                   					    (a) (   )
 See Exhibit 1                              (b) ( X )

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

       A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER

	  55,604
6  SHARED VOTING POWER

	  0
7  SOLE DISPOSITIVE POWER

	  50,504
8  SHARED DISPOSITIVE POWER

 	 800
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  	55,604

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   	0.05%
12  TYPE OF REPORTING PERSON    HC

	  *SEE INSTRUCTION BEFORE FILLING OUT!


1(a)  NAME OF ISSUER:

     Brunswick Corporation

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	1 North Field Court
	Lake Forest, IL  60045-4811

2(a)  NAME OF PERSON FILING:

      Bankmont Financial Corp. (previously filed by Harris
      Bankcorp, Inc. on behalf of Bankmont Financial Corp.)

2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

	 111 West Monroe Street
	 P. O. Box 755
	 Chicago, IL  60690

2(c)  PLACE OF ORGANIZATION OR CITIZENSHIP:

	 A Delaware Corporation

2(d)  TITLE OF CLASS OF SECURITIES:

	 Common stock

2(e)  CUSIP NUMBER:

	117043109

3     If this statement is filed pursuant to
      Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [  ]  Broker or dealer registered under section 15 of the Act.
(b)  [X]  Bank as defined in section 3(a)(6) of the Act.
(c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act.
(d)  [  ]  Investment company registered under section 8 of the Investment
	   Company Act.
(e)  [  ]  Investment adviser registered under section 203 of the
	   Investment Advisers Act of 1940.
(f)  [  ]  Employee benefit plan, pension fund which is subject to the
	   provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g)  [X]   Parent holding company, in accordance with Sec.240.13d-
	   1(b)(ii)(G).
(h)  [  ]  Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H).


4  OWNERSHIP:

 (a) Amount Beneficially Owned:

       55,604
       See Exhibit 2

 (b) Percent of Class:  0.05%

 (c)  Number of Shares as to Which Such Person has:

     (i) Sole power to vote or to direct the vote:

	    55,604
	    See Exhibit 2

    (ii)  Shared power to vote or to direct the vote:

	   0

    (iii) Sole power to dispose or to direct the disposition of:

	    50,504
	    See Exhibit 2

(iv)  Shared power to dispose or to direct the disposition of:

 	   800

5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: (X).

6  NOT APPLICABLE

7  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
   WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
   PARENT HOLDING COMPANY:

      Bankmont Financial Corp., a Parent Holding Company, filing under Rule 13d-1(b)(ii)(G) on behalf of the following subsidiaries:

	      Harris Bankcorp, Inc., a Parent Holding Company
	      111 West Monroe Street
	      P. O. Box 755
	      Chicago, IL  60690

	      Harris Trust and Savings Bank, a bank
	      111 West Monroe Street
	      P. O. Box 755
	      Chicago, IL  60690

	     Harris Bank St. Charles, a bank
	     1 East Main Street
	     St. Charles, IL  60174

	     Harris Investment Management, Inc., an investment company
	     190 West Monroe
	     Chicago, IL  60603


8  NOT APPLICABLE


9  NOT APPLICABLE


10  CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997

BANKMONT FINANCIAL CORP.


BY: (Alan G. McNally)
     Alan G. McNally
     President

		      SCHEDULE 13G
			Exhibit 1

Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankcorp, Inc. Harris Trust and Savings
Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankcorp, Inc. and Harris
Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.


Date:  February 13, 1997

HARRIS BANKCORP, INC.


BY:   (Thomas R. Sizer)
       Thomas R. Sizer
    	Secretary


HARRIS TRUST AND SAVINGS BANK


BY:  Robert J. Fridell
     Robert J. Fridell
     Vice President


		  SCHEDULE 13G
		    Exhibit 2

Bankmont Financial Corp., it's wholly-owned subsidiary Harris Bankcorp, Inc. and it's wholly-owned subsidiary Harris Trust and Savings Bank as Trustee, no longer hold beneficial ownership of the Common Shares which had previously been held by the Harris Trust and Savings Bank as Trustee of the Brunswick Employee Stock Ownership Trust.